

January 5, 2022

Victor Altomare
Chief Executive Officer
Fearless Films, Inc.
467 Edgeley Blvd. Unit 2
Concord, ON L4K 4E9
Canada

      Re: Fearless Films, Inc.
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 1
          File No. 024-11698

Dear Mr. Altomare:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Philip Magri